UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: January 1, 2019
(Date of earliest event reported): May 31, 2017

GREEN LEAF INVESTMENT FUND INC.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

47-4128000
(I.R.S. Employer Identification No.)

340 W. 42nd St, FL 2, P.O. Box 2455
New York, NY 10036
(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (631)-991-5461

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Item 4.02 Non-Reliance on Previously Issued Financial Statements:

On December 31, 2018, the management of Green Leaf Investment Fund, Inc. (the “Company”) concluded that the Company’s previously issued financial statements for the audit review ending May 31, 2017, should no longer be relied upon because of errors related to PCAOB standards.

Date: January 1, 2019	By:	/s/ Douglas DiSanti
Douglas DiSanti
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas DiSanti	Chief Executive Officer	January 1, 2019
Douglas DiSanti	(Principal Executive Officer)

/s/ Douglas DiSanti	Chief Financial Officer	January 1, 2019
Douglas DiSanti	(Principal Financial Officer)